FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	3rd Investors Conference	4

09/10/03

Telefonica Executive Chairman & C.E.O. outlines main lines of Company medium-term strategy to 400 investors and analysts

CESAR ALIERTA: "THE TRANSFORMATION OF THE BUSINESS MODEL AND PROXIMITY TO CUSTOMERS WILL DRIVE GROWTH AND IMPROVEMENT IN TELEFÓNICA'S MARGINS"

  The Group is enriching its commercial policy and focusing its objectives on boosting cash flow and shareholder compensation.

  The keys to growth will be leadership of the broadband market - which will have 6 million connections in Spain in 2006 - broadening the wireless business and realising the potential for development in Latin America.

Madrid, 9 October 2003.- Telefonica Executive Chairman & C.E.O. ,Cesar Alierta, today explained in the opening of the 3rd Investors Conference that the Group's strategy for the coming years will turn on moving the Company toward a more customer-centred commercial focus based on a more efficient and flexible business model. In line with this strategic rethink, Alierta said that in 2006 some 41% of the Telefonica de España workforce and 38% of employees in Latin America will be dedicated to commercial and marketing tasks. In this connection, the estimates call for commercial staff in Telefonica de España to increase 25% by 2007. To reach this objective, Telefonica is working on innovation and development of commercial practices to assure product quality and customer satisfaction.

Close to 400 members of the international financial community have been brought together in Madrid for the 3rd Investors Conference. Alierta, along with other senior officers, will spend today and tomorrow explaining the Company's plans and strategy for 2003-2006. In his opening address, the Telefonica Executive Chairman & C.E.O. advocated a more flexible structural model, emphasising an organisation more tightly focused on key businesses to allow the Group to trim assets and costs.

The commercial focus and flexibility objective announced by Cesar Alierta is aimed to boost cash flow and improve the return on investments as the path to driving further growth. The three growth targets are broadband, mobile telephony and fixed telephony in Latin America:

  Alierta explained that the company will continue working to lead the broadband market and has estimated that Spain will have 6 million broadband connections by 2006. The company wants to broaden its offering of broadband services, creating alternatives for all customer types and making this a consumer product, generating solutions developed in-house or in alliances with other players.

  Growth in mobile telephony will shift from the voice to the data business over the medium term. In addition, Alierta foretold a significant expansion of the Brazilian and Mexican customer bases.

  As for its fixed telephony business in Latin America, Telefonica will pursue "its enormous potential market", in the words of Cesar Alierta, with efforts based on product innovation and customer segmentation aimed at reaching new strata of the population.

Furthermore, to stimulate this growth (broadband, mobile telephony and Latin American market), commercial teams will be unveiling new products tailored for the diverse segments and will organise their dealings with customers through a more personalised attention in each of those segments. These efforts include differentiation of solutions according to the needs of the customers, whether individuals, households, small businesses, large companies or government agencies.

Solid financial position

Cesar Alierta called the analysts' attention to the solid financial position attained by Telefonica in the last year, which has allowed it to design "the most explicit long-term shareholder compensation policy of the large operators in the sector in Europe". As he pointed out in his talk, the strong cash flow and stability of its credit rating place Grupo Telefonica at an advantage with respect to its peers amongst the large European telecoms. This healthy foundation, combined with the measures to prune its asset base last year and the Company's strong position in its key markets, give Telefonica the financial and operating flexibility to pursue new growth opportunities.

Telefonica, according to Cesar Alierta, offers investors a unique combination of short-term results, attractive risk profile and medium-term growth potential.

After Cesar Alierta's opening comments, today's session will be completed with talks by Julio Linares, Executive Chairman of Telefonica de Espana, Jose Maria Alvarez-Pallete, Executive Chairman of Telefonica Latinoamerica and Eduardo Caride, Executive Chairman of Telefonica Empresas. The scheduled speakers for tomorrow, Friday, are Antonio Viana-Baptista, Executive Chairman of Telefonica Moviles and Santiago Fernandez-Valbuena, Chief Financial Officer for Grupo Telefónica. Cesar Alierta will close the Conference.

The presentations are available at the Company website:

http://www.telefonica.com/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 9th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors